FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

December 21, 2012

ITEM 3 ——	News Release

A news release was disseminated on December 24, 2012 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

On December 24, 2012, the Company announced that further to its press release dated June 23, 2012, Modi’in Energy L.P (“Modi’in”) signed an addendum to the detailed drilling contract (the “Addendum”) it has with Noble International Limited (“Noble Drilling”) in respect of the Company’s Gabriella licence (“Gabriella”). Adira further announced it has entered into a corresponding agreement (the “Agreement”) with Modi’in and Brownstone Energy Inc.

ITEM 5 ——	Full Description of Material Change

On December 24, 2012, the Company announced that further to its press release dated June 23, 2012, Modi’in signed the Addendum in respect of Gabriella. Adira further announced it has entered into the Agreement.

The Addendum amends key terms of the original drilling contract to include among others, the provision of (i) a Letter of Credit as collateral to Noble Drilling in two phases; $20 million by January 3, 2013 and $13.2 million by January 31, 2013 (Adira’s corresponding obligation is to provide its proportionate contribution in the amount of $5 million by January 25, 2012); (ii) a reduction in the daily drilling rate from $500,000 per day to $415,000 per day; (iii) to the extent used, reduction in stand-by rates to between $100,000 and $300,000 per day; and (iv) the Gabriella consortium taking possession of the Homer Ferrington rig directly after the completion of its current drilling program, which is up to three months earlier than originally anticipated.

In terms of the Agreement, Modi’in has granted to Adira, an irrevocable option to purchase (“Option”) from Modiin, a 15% participating interest in the Yam Hadera petroleum license (“Yam Hadera”), offshore Israel. Yam Hadera is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

If Adira exercises the Option, it agrees to reimburse Modi’in for its share of the past expenditures in respect of its 15% share, incurred by Modi’in in connection with the operations conducted in Yam Hadera up to the date of transfer of the Option interest. Adira’s share of this expenditure is not expected to be in excess of $900,000. Modi’in will also be entitled to an overriding royalty interest (“ORRI”) from Adira of 3% in all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yam Hadera that is attributable to the Option interest, before Payout, and 4.5% after Payout. The transfer of the Option interest is subject to the approval of the Petroleum Commissioner of Israel.

The Agreement further provides that in the event that Modi’in secures a farm-in partner of its participating interest in Gabriella, Adira will proportionally reduce its ORRI’s, buy- back rights and management fees, set out in the farm-out agreement between Modi’in and Adira, dated January 26, 2010, up to a maximum of 30% of such ORRI, buy-back right and management fee. Adira’s proportional reduction obligation will only be applied to partners that have farmed into Modi’in’s participating interest in Gabriella, up to a date that is the earlier of the (a) commencement of the first test of the first well on Gabriella; or (b) plugging and abandoning or suspending of the first well on Gabriella. Any consideration received by Modi’in from any farm-in partner will be shared equally between Adira and Modi’in, provided that at a minimum, Adira will receive 50% of past costs incurred by Modi’in up to the date of the Agreement, estimated to be $1.3 million per each 10% farmed out, as well as an ORRI of 1.5%. In addition, Adira will have a 10% tag along right to farm-out, on the same terms to the farm in partner that farms into Modi’in’s participating interest in Gabriella, in the event that such partner complies with certain criterion.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250-1955

ITEM 9 ——	Date of Report

December 27, 2012